EXHIBIT 20.1


         PARKERVISION ANNOUNCES EXISTING AGREEMENT WITH IBM TERMINATES--
          COMPANY CONTINUES WITH STRATEGIC FOCUS ANNOUNCED IN DECEMBER

         COMPANY CONTRACTING WITH BOEING TO OVERSEE VERIFICATION OF TEST
                                     RESULTS


JACKSONVILLE,  FLORIDA,  January 27,  1998-PARKERVISION,  INC. (NASDAQ NM SYMBOL
PRKR), today announced that IBM has terminated its existing agreement with the Company that was entered into in July 1997. Jeffrey Parker, CEO stated, "We regret that IBM chose to terminate the agreement before they had a chance to test our Universal Direct Conversion Receiver IC that we announced in December. Unfortunately, the companies never could reach agreement on a test procedure of the technology that was acceptable to both parties.

The Company also announced that it is contracting with Boeing Microelectronics to test its technology and verify the results that have been measured in the Company's own laboratory. Jeffrey Parker stated, "Since the announcement of our Universal Receiver IC 'Eddie' we have had a tremendous amount of interest in our technology from many companies-including some of the most recognizable names in wireless communications and products. The comment we have heard most frequently from these companies is that our claims are unique and compelling and that upon independent validation they believe there are numerous applications for our technology.

Further commenting on the performance expectations of the technology, Mr. Parker said, "Our own test results have met or exceeded our expectations and we encourage third party verification of our technology. We have chosen Boeing Microelectronics because of their extensive experience in both microelectronics and wireless applications. We look forward to sharing the results of the testing sometime in February."

ParkerVision is engaged in the design and development of wireless technology and Audio/Visual products. ParkerVision has patents pending on wireless and video technologies and has been granted patents on video technologies and systems.

This press release contains forward-looking information. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. Such statements are subject to certain risks and uncertainties that are disclosed in the Company's SEC reports, including the form 10KSB for the year ended December 31, 1996 and the Forms 10-QSB for the quarters ended March 31, 1997, June 30, 1997, and September 30, 1997. These risks and uncertainties could cause actual results to differ materially from those presently anticipated or projected.







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